Suite 602, China Life Tower
16 Chaowai Street
Chaoyang Dist.
Beijing, China 100020
Fax: 86-10-85253883

April 6, 2007

VIA EDGAR

Ms. Vanessa Robertson
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	China Biopharmaceuticals Holdings, Inc.
Item 4.02 Form 8-K
Filed March 19, 2007
File No. 000-09987

Dear Ms. Robertson:

On behalf of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 20, 2007 (the “Comment Letter”) with respect to the Company’s Form 8-K filed March 19, 2007 (the “Form 8-K”).

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Form 8-K filed March 19, 2007
Item 4.02

Item 4.02(a)

1.
Please clarify in the filing whether the company's board of directors, a committee of the board of directors or the officer or officers of the company authorized to take such action when board action is not required, concluded that the previously issued financial statements should not be relied upon.

The Company has filed an amendment to its current report on Form 8-K on April 3, 2007 to clarify that it is the Company’s board of directors that concluded that the previously issued financial statements should not be relied upon.

2.
We note your disclosure that the quarterly reports for the interim periods ended June 30, 2006 and September 30, 2006 are subject to amendments. Please provide us with additional information so that we can understand the timing of the investigations and when you anticipate filing the amended reports.

The Company is in the process of amending its quarterly reports on Form 10QSB for the interim periods ended June 30, 2006 and September 30, 2006 and will file amendments to such quarterly reports on Form 10QSB within a reasonable time from the date hereof, but no later than April 30, 2007

3.
Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your December 31, 2005 Form 10-KSB regarding your disclosure controls and disclosure controls and procedures.

The Company has reconsidered the adequacy of the Company’s disclosure controls and procedures and has concluded that the Company’s disclosure controls and procedures are adequate.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 8610-8525-1616 or Howard H. Jiang, the Company’s outside legal counsel, at (212) 891-3982 (email: Howard.Jiang@Bakernet.com; fax: 212-310-1682).

Very truly yours,

/s/ Chris Mao Peng
Chief Executive Officer